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                                                                    Exhibit 99.1


            PHOENIX INTERNATIONAL DIVESTS PRECLINICAL SERVICES UNIT
                           IN SCRANTON, PENNSYLVANIA

Montreal, March 2, 2000 - Phoenix International Life Sciences (NASDAQ: PHXI; TSE:PHX), one of the world's leading contract research organizations, today announced the sale of its Preclinical Services unit in Scranton, Pennsylvania (formerly Chrysalis Preclinical Services) to North Carolina-based Calvert Holdings Inc., a privately held company focused on providing a complete range of preclinical services. The transaction is expected to be complete within the next several weeks.

"We are divesting our Scranton facility as part of our commitment to streamline previously acquired assets that are not strategic, " said Ian Lennox, Chief Executive Officer of Phoenix International. "We will continue to offer our clients a full range of toxicology and metabolism services through our facilities in Montreal and Lyon, France. This decision is consistent with our plans to consolidate operations in all service lines throughout Europe and North America."

Russ McLauchlan, President and Chief Executive Officer of Calvert Holdings, commented, "We are enthusiastic about the opportunities Chrysalis Preclinical Services presents now and in the future. We selected this business for its record of high quality standards and its FDA acceptance rate in the service area we are interested in pursuing - preclinical testing in pharmacology and toxicology."

Calvert Holdings has committed to long-term investment and facility enhancements that will substantially benefit the Scranton operation.

ABOUT PHOENIX INTERNATIONAL

Phoenix International is one of the world's leading contract research organizations. The Company is a global leader in early stage pharmaceutical development and has a growing presence in late stage pharmaceutical development. Headquartered in Montreal, Quebec,
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the Company employs over 2,200 people in 19 countries around the world. Phoenix
International is on the worldwide web at www.pils.com.
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About Calvert Holdings Inc.

Calvert Holdings Inc. is a newly founded management organization (incorporated in 1996) focused on providing a comprehensive range of services to the pharmaceutical and biotechnology industry. Calvert Holdings offers preclinical services in the areas of pharmacokinetics, pharmacology, formulation development, toxicology, manufacturing of clinical supplies and product and process validation.

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

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FOR MORE INFORMATION, PLEASE CONTACT:
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MEDIA:                                          ANALYST CONTACT:
RICHARD GAREAU                                  DAVID MOSZKOWSKI, C.A.
Director of Communications                      Senior V.P. and Chief Financial Officer
Phoenix International Life Sciences Inc.        Phoenix International Life Sciences Inc.
Tel: (514) 333-0033                             Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: richard.gareau@pils.com                 E-mail: david.moszkowski@pils.com
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CALVERT HOLDINGS:
Russ McLauchlan
President and Chief Executive Officer
Tel.: (919) 854-4453 Fax: (919)854-2806
E-mail: rmclauchlan@calvertholdings.com